2-5-05

SECUR 05038742 MISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNELL SECURITIES ~~CORPORATION~~ LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CONNELL DRIVE
(No. and Street)

BERKELEY HEIGHTS (City) NEW JERSEY (State) 07922 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH, D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DUANE CONNELL (908) 673-3700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name — *if individual, state last, first, middle name*)

99 WQOD AVENUE SOUTH (Address) ISELIN (City) NEW JERSEY (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 0 4 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH

I, David Freidin, swear that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Connell Securities Corporation, as of December 31, 2004, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Senior Vice President
Title

Subscribed and sworn
to before me this
28 day of February 2005

Notary Public

Ernst & Young LLP
Metro Park
99 Wood Avenue South
P.O. Box 751
Iselin, New Jersey 08830-0471

Phone: (732) 516-4200
www.ey.com

Report of Independent Auditors

To the Member of Connell Securities LLC

We have audited the accompanying statement of financial condition of Connell Securities LLC as of December 31, 2004, and the related statements of operations, member's equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connell Securities LLC at December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule titled "Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchanges Commission" is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 1, 2005

CONNELL SECURITIES LLC
(Formerly Connell Securities Corporation)
Statement of Financial Condition
December 31, 2004

ASSETS

Current assets:	
Cash	$ 158,401

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Due to member	$ 60,908
Accrued expenses	9,600
Total current liabilities	70,508
Member's equity	87,893
	$ 158,401

See accompanying notes.

CONNELL SECURITIES LLC
(Formerly Connell Securities Corporation)
Statement of Operations
For the Year Ended December 31, 2004

Fee income	$	66,383
Operating expenses		285,429
Loss before benefit from income taxes		(219,046)
Benefit from income taxes		(22,100)
Net loss	$	(196,946)

See accompanying notes.

CONNELL SECURITIES LLC
(Formerly Connell Securities Corporation)
Statement of Cash Flow
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net loss	$	(196,946)
Adjustments to reconcile net loss to net cash used in operating activites:		
Decrease in due from parent		10,100
Increase in due to member		60,908
Decrease in accrued expenses		(1,212)
Net cash used in operating activities		(127,150)
Cash flows from financing activities:		
Capital contributions from member		200,000
Net increase in cash		72,850
Cash, beginning of year		85,551
Cash, end of year	$	158,401
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	2,000

See accompanying notes.

CONNELL SECURITIES LLC
(Formerly Connell Securities Corporation)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2004

	Member's Equity	Common Stock	Retained Earnings	Total
Balance, January 1, 2004	$ -	$ 10,000	$ 74,839	$ 84,839
Net loss	(148,196)	-	(48,750)	(196,946)
Contribution of net capital of Connell Securities Corporation made to Connell Securities LLC upon merger	36,089	(10,000)	(26,089)	-
Capital Contributions from member	200,000	-	-	200,000
Balance, December 31, 2004	$ 87,893	$ -	$ -	$ 87,893

See accompanying notes.

CONNELL SECURITIES LLC
(Formerly Connell Securities Corporation)

Notes to Financial Statements

December 31, 2004

Note 1 – Significant Accounting Policies

The Company

Connell Securities LLC (the "LLC") was organized as a limited liability company in April 2004 as the successor to Connell Securities Corporation (the "Corporation"). The net assets of $36,089 of the Corporation were merged into the LLC upon its formation in April 2004. The LLC and the Corporation (hereinafter both referred to as "The Company") advise and obtain financing for customers who participate in leveraged lease transactions. The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and the New Jersey Bureau of Securities ("NJBS") and is a member of the National Association of Securities Dealers, Inc.

Basis of Presentation

The financial statements include the accounts and activity of the Corporation through the date of its merger into the LLC and the accounts of the LLC from inception (April 22, 2004) to December 31, 2004. The Company maintains its books and records on the accrual basis. Fee revenue is recognized at the time the financing transaction is completed and the income is determinable.

Note 2 – Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – Related Party Transactions

For the year ended December 31, 2004 the Company received a fee of $66,383 for obtaining financing for a partnership in which the majority partner is an affiliated corporation, which is also the LLC's sole member. The Company does not have any employees. The member provides these services and bills the Company for the related employee cost based on the hours worked. In addition the member pays certain of the Company's operating expenses and is then reimbursed by the Company. Both of these costs are charged to the Company in accordance with guidance on the recording of expenses and liabilities of broker/dealers issued by the SEC. The total of these employee costs and operating expenses amounted to $257,986 for the year ended December 31, 2004.

CONNELL SECURITIES LLC
(Formerly Connell Securities Corporation)

Notes to Financial Statements

December 31, 2004

Note 4 – Income Taxes

The Provision for income taxes include a $2,000 state income tax liability and a federal tax benefit for the Corporation prior to its merger. The earnings and losses of the LLC are included in the member's income tax returns and are taxed based on the member's effective tax rate. Accordingly the Company's financial statements do not include a provision for income taxes after the formation of the LLC.

Note 5 – Net Capital Requirements

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. In addition, NJBS requires that the Company maintain net capital of $10,000.

At December 31, 2004 the Company's net capital of $87,893 exceeded the SEC and NJBS required net capital by $82,893 and $77,893, respectively.

SUPPLEMENTARY INFORMATION

Supplementary
Schedule I

CONNELL SECURITIES LLC
(Formerly Connell Securities Corporation)
Computation of Net Capital Under Rule 15 c 3-1
of the Securities and Exchange Commission
As of December 31, 2004

NET CAPITAL:		
Total Member's equity	$	87,893
Total capital		87,893
Deduction:		
Nonallowable assets		-
Net capital	$	87,893
AGGREGATE INDEBTEDNESS (A. I.)	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6.67% of total A.I.)	$	-
Minimum dollar net capital requirement of broker/dealer	$	5,000
Net capital requirement (greater of 1 or 2)	$	5,000
Excess net capital	$	82,893
AGGREGATE INDEBTEDNESS TO NET CAPITAL		-

There are no material differences between the audited computation above and the computation of Net Capital included in the unaudited FOCUS filing.